Exhibit 4.4

Summary of Los Boros Option Agreement

Note: This summary does not contain a full or direct translation of the terms of the original Spanish-language agreement, and is designated solely for the purpose of providing a general presentation of such agreement.

On March 28, 2016, Minera Exar S.A. (“Exar”) entered into a purchase option agreement (“Option Agreement”) with Grupo Minero Los Boros (“Los Boros”) for the transfer of title to Exar for certain mining properties that comprised a portion of the Cauchari-Olaroz Operation. Under the terms of the Option Agreement, Exar paid US$100,000 upon signing, and obtained a right to exercise the purchase option at any time within 30 months for the total consideration of US$12M payable in sixty quarterly installments of US$200,000.

On November 12, 2018, Exar exercised the purchase option, acquired the properties by taking on the obligation to pay US$12,000,000 in 60 quarterly payments of US$200,000 and, as a result, the following royalty became payable to Los Boros:

·
US$300,000 was paid on November 27, 2018 because the commercial plant construction started (purchase option established payment within 10 days of the commercial plant construction start date);
·
Quarterly installments of US$200,000; and
·
3% net profit interest for 40 years, to be paid annually in Argentine pesos, within 10 business days after calendar year end.

Exar can cancel the first 20 years of net profit interest in exchange for a one-time payment of US$7M and the second 20-year period for an additional US$7M.

On March 28, 2016, Sociedad Química y Minera de Chile S.A. (“SQM”) and Exar executed a shareholders agreement that established the terms by which the parties planned to develop the Cauchari-Olaroz Operation.

The net profit interest is calculated as revenues less all the capital and operating expenses incurred.